INTERTAPE POLYMER GROUP INC.
1999 3RD QUARTERLY REPORT


MESSAGE TO SHAREHOLDERS


Dear Shareholders,


Intertape's third quarter produced yet another record performance, with significant growth in revenue during the period. Contributing to this were both increased sales throughout all product lines, as well as the sales resulting from the finalization of the recent acquisitions. The achievements of IPG's third quarter confirm the continued strength of the Company. They are as follows:

         -        Sales:  Increased 72.7% to $ 161.5 MM
         -        Gross Margins: Were 26.4%
         -        Net Earnings: Up 36.0% to $10.2MM
         -        Earnings Per Share: Increased by 20.0% to $0.36

In the beginning of the quarter, Intertape completed the acquisitions of both Central Products Company (CPC) and the purchase of all the assets of Spinnaker Electrical Tape Company (SETco). The addition of the CPC and SETco product lines of industrial and specialty tapes, will further allow IPG to enhance its existing product lines, and realize potential in exciting new businesses, while strengthening Intertape's presence in the packaging market.

While continuing to trade on the Toronto Stock Exchange (TSE), the Company de-listed its shares on the American Stock Exchange (AMEX) on August 16th, and began trading on the New York Stock Exchange (NYSE). The move is part of the Company's strategic plan to expand IPG's worldwide presence, and gain a higher profile within the financial community. Further enhancing the shareholders' value though these many avenues of growth is a major focus for IPG.

A second major focus is to achieve a true operating excellence in all of our facilities. The Company recently implemented a previously announced $17 million plan to provide additional plant improvements in Truro, Nova Scotia. Our timing to considerably increase capacity by 30% at the Truro plant has proven to be impeccable. Sales of Woven Coated Products have never been at such a strong level. The same can be said for Stretch Wrap and Shrink Films. In both cases we brought 25% more manufacturing capabilities on stream, which will take care of our customers' increased needs throughout 2000.

This years capital investments have increased capacity and improved service levels, which assure that IPG remains the industry low cost producer. This is critical as our "Basket-of-Products" Program expands during 2000. We are in excellent shape in this regard and I expect our capital expenditure requirements to be substantially reduced from this year.

Selling, General & Administrative (SG&A) costs have risen slightly to approximately 12.3% of sales, as a result of the combination of multiple acquisitions plus continued internal growth. Beginning with the completion of our IS systems, we fully expect to reduce SG&A costs in the upcoming months. Our two-year target is 10% of sales.

Plastic raw material costs have increased steadily. However, the combination of cost reduction programs in operations and higher selling prices, will enable the Company to maintain its strong gross margins as a percent of sales.

In conclusion, Intertape's record performance over the last nine years has been accomplished by being in key markets, with a clear and focused strategy, and sound execution. We intend to remain on that course. As always, your confidence and continued support as an Intertape shareholder is instrumental to our success.




Melbourne F. Yull
Chairman and Chief Executive Officer
November 1, 1999

CONSOLIDATED EARNINGS


(Unaudited)
In thousands of U.S. dollars, except per share amounts, Using Canadian GAAP (Note 1)


------------------------------------------------------------------------------------------------------------------------
For the Period ended September 30,                               Three Months                       Nine Months
                                                           1999               1998            1999              1998
------------------------------------------------------------------------------------------------------------------------
SALES                                                $   161, 470      $    93, 447     $    416,174      $    256,433
Cost of sales                                             118,893            67,228          302,197           183,631
------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                         $     42,577      $     26,219     $    113,977      $     72,802
------------------------------------------------------------------------------------------------------------------------

Selling, general and administrative expenses               19,918            11,007           51,975            31,270
Amortization of goodwill                                    1,436               727            3,916             2,181
Research and development                                    1,003               730            2,582             2,189
Financial expenses                                          5,806             3,128           15,956             7,875
------------------------------------------------------------------------------------------------------------------------
                                                     $     28,163      $     15,592     $     74,429      $     43,515
------------------------------------------------------------------------------------------------------------------------

Earnings before income taxes                               14,414            10,627           39,548            29,287
Income taxes                                                4,180             3,087           11,469             8,465
------------------------------------------------------------------------------------------------------------------------
NET EARNINGS FOR THE PERIOD                          $     10,234      $      7,540     $     28,079      $     20,822
------------------------------------------------------------------------------------------------------------------------

Retained earnings - beginning of period                   103,170            69,715           88,318            58,563
Dividend                                                        -                 -          (2,993)           (2,130)
------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS - END OF PERIOD                    $    113,404      $     77,255     $    113,404      $     77,255
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
Earnings per Share                                               Three Months                        Nine Months
                                                            1999              1998             1999              1998
------------------------------------------------------------------------------------------------------------------------

Cdn GAAP - US $                                      $       0.36      $       0.30     $       1.02      $       0.83
Cdn GAAP - Fully diluted - US $                      $       0.35      $       0.29     $       0.98      $       0.80
U.S. GAAP - US $                                     $       0.36      $       0.30     $       1.02      $       0.83
U.S. GAAP - Fully diluted - US $                     $       0.35      $       0.29     $       0.99      $       0.80
----------------------------------------------------------------------------------------------------------------------
Cdn GAAP - CDN $                                     $       0.53      $       0.46     $       1.52      $       1.27
Cdn GAAP - Fully diluted - CDN $                     $       0.51      $       0.44     $       1.45      $       1.22
----------------------------------------------------------------------------------------------------------------------


Except for historical information contained herein, statements in the release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, but are not limited to, risks associated with pricing, volume and conditions of markets. Those and other risks are described in the Company's filings with the Securities and Exchange Commission (SEC) over the last twelve months, copies of which are available from the SEC or may be obtained upon request from the Company.

NOTE 1.   CHANGE OF REPORTING CURRENCY

The financial statements of the Company were presented in Canadian dollars up to December 31, 1998. As a result of its increasing U.S. activities, the Company adopted the U.S. dollar as its reporting currency commencing January 1, 1999. The Canadian self-sustained operations of the Company have been translated using the current rate method.

The prior years' financial statements have been converted in accordance with the Translation of Convenience Method using the closing exchange rate at December 31, 1998 of Cdn$1.5305 for US$1.00.

THIRD QUARTER HIGHLIGHTS


Sales
In millions of US $

56.5     64.0     82.8     109.4    126.6   168.7    256.5    416.2    9 months ended September
17.9     22.4     29.3     37.2     47.6    58.3     93.4     161.5    3 months ended September
1992     1993     1994     1995     1996    1997     1998     1999

Gross Profit
In millions of US $

14.6     17.4     23.6     31.8     37.9    46.4     72.8     114      9 months ended September
4.6      6.2      8.6      11.1     13.7    16.1     26.2     42.6     3 months ended September
1992     1993     1994     1995     1996    1997     1998     1999

Gross Margin
As a percentage of sales

25.8%    27.2%    28.5%    29.0%    29.9%   27.5%    28.4%    27.4%    9 months ended September
25.8%    27.7%    29.1%    29.9%    28.8%   27.7%    28.0%    26.4%    3 months ended September
1992     1993     1994     1995     1996    1997     1998     1999

Net Earnings (CDN GAAP)
In millions of US $

2.7      4.4      6.5      10.1     13.7    15.3     20.8     28.1     9 months ended September
0.9      1.8      2.5      3.6      4.8     5.4      7.5      10.2     3 months ended September
1992     1993     1994     1995     1996    1997     1998     1999

Earnings per share (CDN GAAP)
In US dollars

0.14     0.22     0.32     0.50     0.56    0.62     0.83     1.02     9 months ended September
0.05     0.09     0.12     0.18     0.20    0.22     0.30     0.36     3 months ended September
1992     1993     1994     1995     1996    1997     1998     1999

Book value per share
In US dollars

3.0      3.1      3.5      4.0      5.9     6.7      7.3      10.7     For the period ending September
1992     1993     1994     1995     1996    1997     1998     1999

CONSOLIDATED CHANGES IN CASH RESOURCES


(Unaudited)
In thousands of U.S. dollars,
Using Canadian GAAP (Note 1)


------------------------------------------------------------------------------------------------------------------------
For the Period ended September 30,                               Three Months                       Nine Months
                                                           1999               1998            1999              1998
------------------------------------------------------------------------------------------------------------------------
OPERATIONS

Net earnings for the period                          $     10,234      $      7,540     $     28,079      $     20,822
Non-cash items
  Depreciation and amortization                             9,089             5,156           23,775            13,839
  Deferred income taxes                                     2,926                 -            5,826                 -
------------------------------------------------------------------------------------------------------------------------
Cash from operations before funding of changes
    in non-cash working capital items                      22,249            12,696           57,680            34,661

Changes in non-cash working capital items                  (2,650)            3,366          (19,647)          (25,257)
------------------------------------------------------------------------------------------------------------------------
SOURCE OF CASH DURING THE PERIOD                     $     19,599      $     16,062     $     38,033      $      9,404
------------------------------------------------------------------------------------------------------------------------


FINANCING

Net change in bank indebtedness                           (46,757)          109,537          (72,692)          127,240
Issue of long-term debt                                   181,980             1,288          181,980           131,038
Repayment of long-term debt                               (24,459)           (2,045)         (59,324)         (116,675)
Issue of common shares                                        218               169           79,021               913
Dividend                                                        -                 -           (2,993)           (2,130)
------------------------------------------------------------------------------------------------------------------------
SOURCE OF CASH DURING THE PERIOD                     $    110,982      $    108,949     $    125,992      $    140,386
------------------------------------------------------------------------------------------------------------------------

INVESTMENT

Business acquisitions                                   (110,242)         (105,110)         (110,242)         (105,110)
Capital assets                                           (18,227)          (10,753)          (45,758)          (32,396)
Other assets                                              (6,800)           (2,455)          (16,871)           (6,237)
------------------------------------------------------------------------------------------------------------------------
USE OF CASH DURING THE PERIOD                        $  (135,269)      $  (118,318)     $   (172,871)     $   (143,743)
------------------------------------------------------------------------------------------------------------------------


INCREASE (DECREASE) IN CASH DURING THE PERIOD             (4,688)            6,693            (8,846)            6,047
Effect of foreign currency translation adjustments         4,202            (6,495)            8,360            (5,849)
Cash (bank indebtedness) assumed on
    business acquisitions                                    486              (198)              486              (198)
Cash, beginning of period                                      -                 -                 -                 -
------------------------------------------------------------------------------------------------------------------------
CASH, END OF PERIOD                                  $         -       $         -      $          -      $          -
------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET


(Unaudited)
In thousands of U.S. dollars,
Using Canadian GAAP (Note 1)


------------------------------------------------------------------------------------------------------------------------
As at September 30,                                                                           1999              1998
------------------------------------------------------------------------------------------------------------------------
ASSETS

Current assets                                                                          $    222,624      $    154,811
Capital assets                                                                               358,372           245,761
Goodwill and other assets, at amortized cost                                                 254,922           183,945
------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                            $    835,918      $    584,517
------------------------------------------------------------------------------------------------------------------------


LIABILITES

Current liabilities                                                                     $    150,342      $    216,794
Long-term debt and other                                                                     381,214           184,444
------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                       $    531,556      $    401,238
------------------------------------------------------------------------------------------------------------------------


SHAREHOLDERS' EQUITY                                                                         304,362           183,279
------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                              $    835,918      $    584,517
------------------------------------------------------------------------------------------------------------------------



COMMON SHARES

------------------------------------------------------------------------------------------------------------------------
Average number of shares outstanding                            3 Months Ended                     9 Months Ended
                                                            1999              1998             1999              1998
------------------------------------------------------------------------------------------------------------------------

Canadian GAAP                                            28,531,518        25,155,000       27,510,433        25,106,400

Canadian GAAP - Fully diluted                            30,938,028        27,170,820       29,823,446        27,122,220

U.S. GAAP                                                28,531,518        25,155,000       27,510,433        25,106,400

U.S. GAAP - Fully diluted                                29,560,516        26,243,032       28,454,004        26,153,892
------------------------------------------------------------------------------------------------------------------------